Contact

www.linkedin.com/in/backspin
(LinkedIn)

Top Skills

Public Speaking

Teaching

Staff Development

Languages

English

Certifications

Certified crazy about Life

Publications

Staying Connected in a Distracted World

Sean Graham

Founder at Backspin Pickleball Club, LLC

Kennesaw, Georgia, United States

Summary

Husband, father, entrepreneur, avid sportsman including pickleball, golf, racquetball, and pretty much anything with a racquet or paddle. Avid reader, love biographies and documentaries on people who have impact.

Go Pats, Go Sox, Go Bruins, Go Celts

I believe that leadership is the greatest growth opportunity of the next 50 years and that business, like life, is all about relationships

Experience

Backspin Pickleball Club
Founder
January 2019 - Present (3 years 11 months)
Greater Atlanta Area

Flying Aces Sales
Ace of Spades
January 2018 - Present (4 years 11 months)
Greater Atlanta Area

Develop better quality relationships and be referred by everyone

Northstar Enterprises
Leadership Team
January 2001 - Present (21 years 11 months)

Independent sales professional

Education

Marist College
BA, Communications

Fairfield Preparatory College School